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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Home Federal Bancorp
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

436926 10 9
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (12-02) CUSIP No. 436926 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John K. Keach, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] N/A (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 115,017
	6.	Shared Voting Power 101,491
	7.	Sole Dispositive Power 115,017
	8.	Shared Dispositive Power 101,491
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,508 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)    Home Federal Bancorp

(b)    501 Washington Street, Columbus, Indiana 47201

Item 2.

(a)    John K. Keach, Jr.

(b)    c/o Home Federal Bancorp, 501 Washington Street, Columbus, Indiana 47201

(c)    United States of America

(d)    Home Federal Bancorp Common Stock, without par value

(e)    436926 10 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.   Ownership

(a) 216,508 (b) 5.3%

(c)	(i)	115,017
	(ii)	101,491
	(iii)	115,017
	(iv)	101,491

Item 5.   Ownership of Five Percent or Less of a Class

N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being
              Reported on By the Parent Holding Company or Control Person

N/A

Item 8.   Identification and Classification of Members of the Group

N/A

Item 9.   Notice of Dissolution of Group

N/A

Item 10.   Certifications

N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/05 —————————————— Date

By: /s/ John K. Keach Jr. —————————————— John K. Keach, Jr.

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